Filed under Rule 433
File No. 333-128015
June 20, 2007
VINEYARD NATIONAL BANCORP
Final Pricing Term Sheet
7.50% Series D Noncumulative Preferred Stock

Issuer:	Vineyard National Bancorp

Securities:	7.50% Series D Noncumulative Preferred Stock

Legal Format:	SEC Registered (File No. 333-128015)

Size:	$20,000,000

Number of Shares:	2,000,000 shares (2,300,000 shares if over allotment is exercised)

Maturity:	Perpetual

Liquidation Preference:	$10.00 per share

Public Offering Price:	$10.00 per share

Dividend Rate (non-cumulative):	7.50% per year on the amount of liquidation preference

Day Count Convention:	30/360

Underwriting Compensation:	$0.30 per share

Net Proceeds to the Company (before expenses):	$19,400,000 ($22,310,000 with over allotment) and underwriting compensation of $0.30 per share on all sales

Settlement Date (T+3):	June 25, 2007

Dividend Payment Dates:	March 15, June 15, September 15, and December 15, commencing September 15, 2007

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Redemption Provisions:	The Series D Preferred Stock is not redeemable prior to June 25, 2012. On and after that date, the Series D Preferred Stock will be redeemable at the issuer’s option, subject to the prior approval of the Board of Governors of the Federal Reserve System (or any successor bank regulatory agency having jurisdiction over the Issuer), in whole at any time or in part from time to time, at a redemption price equal to $10.00 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends. The holders of Series D Preferred Stock will not have the right to require the redemption or repurchase of the Series D Preferred Stock.

Voting Rights:	None, except, as discussed in more detail in the prospectus supplement under “Description of Series D Preferred Shares — Voting Rights,” in the case of certain dividend non-payments and to approve certain transactions.

Perpetual Preferred Series D CUSIP:	927426 403

Perpetual Preferred Series D ISIN:	US9274264038

Listing:	The symbol “VXC.prD” has been reserved for the Series D Preferred Stock on AMEX

Sole Manager:	RBC Capital Markets
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Kevin Hemping at RBC Capital Markets at (612) 373-1796.

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